PEOPLES BANCORP INC.

                             RETIREMENT SAVINGS PLAN

                                 MARIETTA, OHIO

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                                   SIGNATURES
                                   ===========

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN



Date: May 31, 2001             By: /s/ ROBERT E. EVANS
                                       -------------------------------------
                                       Robert E. Evans
                                       President and Chief Executive Officer

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                                DECEMBER 31, 2000




                                TABLE OF CONTENTS

                                                          STATEMENT       PAGE

Independent Auditors' Report                                                1

Statement of Net Assets Available for Benefits at
  December 31, 2000 and 1999                                  I             2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2000 and 1999              II             3

Notes to Financial Statements                                           4 - 9

SUPPLEMENTAL INFORMATION
                                                              SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year    A        11

                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule A - Assets Held for Investment Purposes at End of Year referred to as "Supplemental Information" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                By: /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.





Parkersburg, West Virginia
May 15, 2001

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                              STATEMENT I

                                                          2000          1999
                                                          ----          ----
ASSETS
    Money Market Funds
        Fidelity U.S. Treasury Income Portfolio Fund $ 1,714,120 $ 96,740 Investments, at Fair Value
        Peoples Certificates of Deposit                   858,782       953,761
        Shares of Common/Collective Trusts:
             Peoples Stock Fund EB                            -0-     1,536,878
             Peoples Special Stock Fund EB                    -0-       583,617
        Shares of Registered Investment Companies:
             Acorn Fund                                   973,747       672,269
             Templeton Foreign Fund                       125,058        46,749
             Vanguard 500 Index Fund                    1,481,471     1,140,379
             Vanguard Asset Allocation Fund               434,342       352,767
        Common stock:
             Bank One Corporation                             -0-       172,736
             Peoples Bancorp Inc.                       3,756,972     4,774,806
        Participant Loans Receivable                      256,199       261,412
                                                      -----------   -----------

              TOTAL INVESTMENTS                       $ 9,600,691   $10,592,114
                                                      -----------   -----------

    Cash, Non-Interest Bearing                        $    37,230   $        56
                                                      -----------   -----------

    Receivables:
        Employer's Contribution                       $         8   $         9
        Participants' Contribution                             10            97
        Interest and Dividends                             39,769        48,964
                                                      -----------   -----------

             TOTAL RECEIVABLES                        $    39,787   $    49,070
                                                      -----------   -----------

TOTAL ASSETS                                          $ 9,677,708   $10,641,240
                                                      -----------   -----------

LIABILITIES
    Excess Contributions Payable                      $       619   $     4,802
                                                      -----------   -----------

TOTAL LIABILITIES                                     $       619   $     4,802
                                                      -----------   -----------

TOTAL ASSETS AVAILABLE FOR BENEFITS                   $ 9,677,089   $10,636,438
                                                      ===========   ===========

The accompanying notes are an integral part of these financial statements.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                               STATEMENT II

                                                          2000            1999
                                                          ----            ----
ADDITIONS
Additions to Net Assets Attributed to:
  Investment Income:
    Net Appreciation (Depreciation) in Fair Value
    of Investments                                   $(1,577,790)   $   247,892
       Interest                                           84,918         64,226
       Dividends                                         350,008        317,093
                                                     -----------    -----------

                        TOTAL INVESTMENT INCOME      $(1,142,864)   $   629,211
                                                     -----------    -----------

Contributions:
       Employer's                                    $   323,554    $   115,851
       Participants'                                     595,981        505,732
       Rollovers                                          40,430        174,349
                                                     -----------    -----------
                        TOTAL CONTRIBUTIONS          $   959,965    $   795,932
                                                     -----------    -----------
TOTAL ADDITIONS                                      $  (182,899)   $ 1,425,143
                                                     -----------    -----------

DEDUCTIONS
Deductions from Net Assets Attributed To:
          Benefits Paid to Participants              $   776,450    $   694,495
                                                     -----------    -----------
TOTAL DEDUCTIONS                                     $   776,450    $   694,495
                                                     -----------    -----------

                        NET INCREASE                 $  (959,349)   $   730,648

NET ASSETS AVAILABLE FOR BENEFITS
          Beginning of Year                          $10,636,438    $ 9,905,790
                                                     -----------    -----------
END OF YEAR                                          $ 9,677,089    $10,636,438
                                                     ===========    ===========

The accompanying notes are an integral part of these financial statements.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:           DESCRIPTION OF PLAN

The following brief description of Peoples Bancorp Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

         The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its Subsidiary (Peoples Bank, N.A.). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee of the Plan is Peoples Bank, N.A.

     Eligibility

         Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter beginning January 1, April 1, July 1, or October 1.

     Contributions

         Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% of after tax annual compensation. Participants may also directly rollover amounts representing distributions from other qualified plans. In addition, Peoples Bancorp Inc. or its Subsidiary will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. Effective for 2000, the Employer's matching was 100% of the employee's contribution up to the first 3% of the employee's compensation and 50% of the employee's contribution on the next 2% of the employee's compensation. For 1999, the Employer's matching was 50% of the employee's contribution, up to a maximum of 3% of the employee's deferred annual compensation.

     Participant Directed Investments

         Participants direct the investment of their contributions and their allocated share of the matching contributions into various investment options offered by the Plan. The Plan currently offers eight funds as investment options for participants through the Plan's bank-administered trust fund with Peoples Bank, N.A.

         Participants may change their investment options quarterly.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:           DESCRIPTION OF PLAN  (CONTINUED)

     Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

         Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions, and actual earnings thereon.

     Participant Loans Receivable

         Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

     Payment of Benefits

         The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution, and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled, or dies. If the benefit is $5,000 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $5,000, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

         If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

         The financial statements of the Plan are prepared using the accrual method of accounting.

     Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Investment Valuation and Income Recognition

         Shares of the common/collective trusts, Peoples Stock Fund EB, and Peoples Special Stock Fund EB, are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

         Shares of the registered investment companies, Acorn Fund, Templeton Foreign Fund, Vanguard 500 Index Fund, and Vanguard Asset Allocation Fund, are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

         Investments in Bank One Corporation and Peoples Bancorp Inc. common stock are carried at quoted market prices.

         The investment in Peoples Bank, N.A. certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

         Dividends and interest received from investments are recorded as earned on an accrual basis.

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Payment of Benefits

         Benefits are recorded when paid.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:           INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.


                                                                           DECEMBER 31,
                                                   ----------------------------------------------------------
                                                                2000                             1999
                                                   -----------------------------       ----------------------
                                                         UNITS      FAIR VALUE         UNITS       FAIR VALUE
INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE
*  Fidelity U.S. Treasury Income Portfolio Fund    1,714,120.000  $  1,714,120       96,740.000  $     96,740
*  Acorn Fund                                         56,580.299       973,747       36,280.061       672,269
   Templeton Foreign Fund                             12,094.609       125,058        4,166.566        46,749
*  Vanguard 500 Index Fund                            12,157.155     1,481,471        8,426.651     1,140,379
   Vanguard Asset Allocation Fund                     18,349.880       434,342       14,822.134       352,767
   Bank One Corporation Common Stock                       0.000           -0-        5,398.000       172,736
*  Peoples Bancorp Inc. Common Stock                 254,710.000     3,756,972      222,084.000     4,774,806
                                                                    ----------                     ----------

                                                                  $  8,485,710                   $  7,256,446
                                                                   -----------                    -----------

INVESTMENTS AT ESTIMATED FAIR VALUE
*  Peoples Certificates of Deposit                   858,781.990  $    858,782      953,760.570  $    953,761
   Peoples Stock Fund EB                                   0.000           -0-       12,443.000     1,536,878
   Peoples Special Stock Fund EB                           0.000           -0-       10,958.000       583,617
   Participants Loans Receivable                     256,199.000       256,199      261,412.000       261,412
                                                                    ----------                     ----------

                                                                  $  1,114,981                   $  3,335,668
                                                                   -----------                    -----------

TOTAL INVESTMENTS                                                 $  9,600,691                   $ 10,592,114
                                                                   ===========                    ===========


                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:           INVESTMENTS (CONTINUED)

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(1,577,790) and $247,892, respectively, as follows:

                                                               APPRECIATION
                                                              (DEPRECIATION)

                                                         2000            1999
                                                         ----            ----
CHANGES IN INVESTMENTS REPORTED AT FAIR VALUE
AS DETERMINED BY QUOTED MARKET PRICE
  Acorn Fund                                      $     (53,130)  $      55,045
  Templeton Foreign Fund                                 (3,596)         10,381
  Vanguard 500 Index Fund                              (160,865)        175,535
  Vanguard Asset Allocation Fund                         (4,494)         (6,632)
  Bank One Corporation Common Stock                       5,199         (86,845)
  Peoples Bancorp Inc. Common Stock                  (1,204,220)       (138,640)
                                                    -----------     -----------

                                                  $  (1,421,106)  $       8,844
                                                    -----------     -----------

CHANGES IN INVESTMENTS REPORTED
AT ESTIMATED FAIR VALUE
  Peoples Stock Fund EB                           $    (115,509)  $     140,922
  Peoples Special Stock Fund EB                         (41,175)         98,126
                                                    -----------     -----------

                                                  $    (156,684)  $     239,048
                                                    -----------     -----------

NET CHANGE IN FAIR VALUE                          $  (1,577,790)  $     247,892
                                                    ===========     ===========

NOTE 4:           RELATED PARTY TRANSACTIONS

Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by Peoples Bank, N.A., a subsidiary of Peoples Bancorp Inc. Peoples Bank, N.A. is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 5:           PAYMENT OF EXPENSES

The Corporation elected to pay all the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.

NOTE 6:           PLAN TERMINATION

Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts.

                              PEOPLES BANCORP INC.
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7:           TAX STATUS

The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                            SUPPLEMENTAL INFORMATION


                              PEOPLES BANCORP INC.
                PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN 002
                                DECEMBER 31, 2000
                                   31-0987416
                                                                                        SCHEDULE A
-----------------------------------------------------------------------------------------------------
(a)                  (b)                                (c)                     (d)         (e)
          Identity of Issue, Borrower,    Description of Investment Including   Cost   Current Value
           Lessor, or Similar Party        Maturity Date, Rate of Interest,
                                          Collateral, Par or Maturity Value
-----------------------------------------------------------------------------------------------------
      Fidelity U.S. Treasury Income       Money Market
-----------------------------------------------------------------------------------------------------
         Portfolio Fund                      1,714,120 Shares                             1,714,120
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
  *   The Peoples Banking and Trust       Certificates of Deposit
-----------------------------------------------------------------------------------------------------
         Company                             6.00% Due 01/27/02                             238,878
-----------------------------------------------------------------------------------------------------
                                             5.95% Due 01/19/01                             222,849
-----------------------------------------------------------------------------------------------------
                                             6.05% Due 02/24/02                              60,000
-----------------------------------------------------------------------------------------------------
                                             6.90% Due 03/02/02                             192,191
-----------------------------------------------------------------------------------------------------
                                             6.85% Due 11/26/01                             144,864
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
      Acorn Fund                          Registered Investment Company
-----------------------------------------------------------------------------------------------------
                                             56,580.299 Shares                               973,747
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
      Templeton Foreign Fund              Registered Investment Company
-----------------------------------------------------------------------------------------------------
                                             12,094.609 Shares                               125,058
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
      Vanguard 500 Index Fund             Registered Investment Company
-----------------------------------------------------------------------------------------------------
                                             12,157.155 Shares                             1,481,471
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
      Vanguard Asset Allocation Fund      Registered Investment Company
-----------------------------------------------------------------------------------------------------
                                             18,349.880 Shares                               434,342
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
  *   Peoples Bancorp Inc.                Common Stock
-----------------------------------------------------------------------------------------------------
                                             254,710 Shares                                3,756,972
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
  *   Loans to Participants               Varied Terms Through 2008 and
-----------------------------------------------------------------------------------------------------
                                             Varied Interest Rates from 9.25%
-----------------------------------------------------------------------------------------------------
                                             to 11.00%                                       256,199
-----------------------------------------------------------------------------------------------------